D-25808

AR/S

P.E. 12-31-02

03016974

Great American Bancorp, Inc.

Annual Report

2002

GREAT AMERICAN BANCORP, INC.

2002 Annual Report to Shareholders

Page

GREAT AMERICAN BANCORP, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Table dollar amounts in thousands, except per share data)

Great American Bancorp, Inc. (the "Company") is based in east central Illinois and is the parent company of First Federal Savings Bank of Champaign-Urbana (the "Bank"). The Company purchases loans from the Bank, but otherwise conducts no significant business except through the Bank. In addition to traditional banking services, the Bank, through its subsidiary Park Avenue Service Corporation ("PASC"), provides securities brokerage services through a third-party broker-dealer, Scout Brokerage Services, Inc., and also engages in the sale of tax deferred annuities, and through GTPS Insurance Agency ("Agency") provides insurance related products to customers. The Agency sells a variety of insurance products including life, health, automobile, property and casualty insurance. Refer to Note 17 – "Business Industry Segments" of the Notes to the Consolidated Financial Statements for financial information relating to the Company's industry segments, including banking services and insurance/brokerage services. All references to the Company include the Bank and PASC, unless otherwise indicated.

Forward-Looking Statements

In addition to historical information, this Annual Report may include certain forward-looking statements based on current management expectations. The Company's actual results could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or competition, changes in the quality or composition of the Bank's loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices. Further description of the risks and uncertainties to the business are included in detail in Item 1, "Business" of the Company's 2002 Form 10-KSB. The Company does not undertake – and specifically disclaims any obligation – to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Results of Operations

General

The Company recorded net income of $1,904,000 in 2002, which was $703,000, or 58.5%, higher than the $1,201,000 reported for 2001. Basic earnings per share increased $0.99, or 76.7%, from $1.29 in 2001 to $2.28 in 2002 and diluted earnings per share increased $0.84, or 67.2%, from $1.25 per share in 2001 to $2.09 in 2002. Earnings per share were higher in 2002 due to a combination of growth in net income and a reduction in the average number of shares outstanding, which declined mainly as a result of common stock repurchased by the Company during 2002. The average number of shares outstanding, assuming full dilution, decreased by 48,451 shares, from 959,933 shares for fiscal 2001 to 911,482 shares for fiscal 2002. The return on average assets was 1.15% for 2002 compared to 0.73% for 2001 and the return on average equity was 10.17% in 2002 compared to 6.23% for 2001.

Net income was higher in 2002 due to an increase in net interest income of $510,000 and an increase in noninterest income of $857,000, offset by an increase in noninterest expense of $280,000 and an increase in income tax expense of $376,000.

Net income from banking services was $1,718,000 for the year ended December 31, 2002, an increase of $695,000, or 67.9%, from the $1,023,000 recorded for the year ended December 31, 2001. Net income from banking services was higher in 2002 due primarily to an increase in net interest income of $510,000, a reduction in the provision for loan losses of $8,000, an increase in noninterest income of $607,000, offset by an increase in noninterest expense of $26,000 and an increase in income tax expense of $388,000. Noninterest income from banking services was higher in 2002 mainly due to gains on the sale of mortgage loans totaling $647,000, which includes both the cash gain on loans sold of $439,000 and gains on the recording of capitalized mortgage servicing rights of $208,000. Gains on the sale of mortgage loans totaled $127,000 in 2001. Customer service fees and other service charges and fees were also higher in 2002. Noninterest expense from banking services was higher in 2002 due to increases in advertising, legal fees, expenses associated with a new debit card product implemented in late 2001, costs related to check clearing activities and an increase in checking account losses, offset by a decrease in total salaries and benefits expense.

Net income from insurance/brokerage services increased $8,000, or 4.5%, from $178,000 in 2001 to $186,000 in 2002. Total commission income increased $294,000, or 23.8% from $1,233,000 in 2001 to $1,527,000 in 2002, primarily insurance sales commissions due mainly to growth in new customers. Noninterest expenses related to insurance/brokerage services increased $294,000, from $938,000 in 2001 to $1,232,000 in 2002, primarily salaries and benefits expenses, furniture and fixture expenses, and office expenses. Income tax expense associated with insurance/brokerage services decreased $12,000 in 2002.

Net Interest Income

Net interest income increased $510,000, or 8.7%, from $5,849,000 in 2001 to $6,359,000 in 2002. Growth in net interest income was mainly due to reductions in deposit interest expense and interest on Federal Home Loan Bank ("FHLB") advances, offset by decreases in interest income from loans and investment securities interest.

Interest Income - Interest income was $10,603,000 in 2002, a decrease of $1,104,000, or 9.4%, from the $11,707,000 reported in 2001. Interest income earned on loans totaled $10,215,000 in 2002, a decrease of $923,000, or 8.3%, from the $11,138,000 total for 2001. Interest income from investment securities decreased $175,000, from $283,000 in 2001 to $108,000 in 2002. Interest income from deposits with financial institutions and other institutions, which includes interest generated from interest-bearing demand deposits, interest on balances maintained in the Federated Liquid Cash Trust fund and dividends received on FHLB stock decreased from $286,000 in 2001 to $280,000 in 2002.

Loan interest income decreased in 2002 due to a reduction in average net loans and a decrease in the average yield on loans, offset by an increase in loan fee income. The total average balance of net loans decreased from $138.53 million in 2001 to $134.42 million in 2002, a decrease of $4.11 million, or 3.0%. The following schedule compares average total loan balances by major categories:

	Average Balance 2002	Average Balance 2001	Change	Percentage Change
One-to-four-family mortgage loans	$ 74,726	$ 81,178	$(6,452)	(8.0)%
Multi-family mortgage loans	19,418	19,527	(109)	(0.6)
Commercial mortgage loans	15,791	16,589	(798)	(4.8)
Construction loans	2,859	2,168	691	31.9
Total real estate loans	112,794	119,462	(6,668)	(5.6)
Commercial loans	9,451	8,032	1,419	17.7
Consumer loans	13,310	11,999	1,311	10.9
Total loans	135,555	139,493	(3,938)	(2.8)
Allowance for loan losses	(1,138)	(964)	(174)	18.1
Total loans, net	$ 134,417	$ 138,529	$(4,112)	(3.0)%

Average total loans declined in 2002 mainly due to the $6.45 million decrease in the average balance of total one-to-four-family mortgage loans. The average balance of total one-to-four family mortgage loans, which includes mortgage loans held for sale, declined during 2002 primarily due to loan sales and repayments exceeding new loans. The majority of home loans originated during 2002 were originated for sale to the secondary mortgage market. The Company implemented a program to sell home loans to the Federal National Mortgage Association ("Fannie Mae") in July 2001 and continued this program in 2002. The Company began this program in order to reduce the Company's exposure to interest rate risk due to the decline in home mortgage rates during 2001. Since mortgage rates continued to decline during 2002, the Company maintained this program in 2002. The Company uses published rates such as the Freddie Mac commitment rate in setting one-to-four-family residential mortgage rates. The 30-year Freddie Mac commitment rate averaged 6.97% in 2001, decreasing to an average of 6.54% in 2002. The Company's 30-year offering rate averaged 6.66% in 2002, down from 7.05% in 2001. During 2002, one-to-four-family loans originated and sold, or committed to be sold, totaled $26.67 million.

The average balance of total commercial mortgage loans declined by $798,000 in 2002 mainly due to one large loan payoff in January totaling $700,000 and a second large payoff totaling $1.39 million in February 2002, offset by the transfer of one large loan totaling $1.67 million from construction loans to commercial mortgage loans in May 2002. Average total construction loans increased $691,000 in 2002 due partly to the $1.67 million loan which transferred to commercial mortgage loans in May 2002. The construction project securing this loan began in late 2001. The average balance of construction loans for the building of one-to-four-family home loans was also higher in 2002. Average total commercial loans increased $1.42 million in 2002 due partly to two large commercial lines of credit which were both originated in the second half of 2001. The total average balance of these two loans was $1.25 million in 2002 compared to $357,000 in 2001, an increase of $893,000. Average total commercial loans also increased due to several smaller loans originated during 2002. Average total consumer loans grew by $1.31 million from 2001 to 2002, mainly due to new home equity loans. During 2002, the Company continued to actively promote revolving home equity loans, a product first introduced in June 2000. The interest rate on this product floats daily with the prime lending rate. Total average home equity loans increased from $1.30 million in 2001 to $3.19 million in 2002, an increase of $1.89 million. Average total fixed rate secured consumer loans declined $583,000 in 2002.

Loan fees, which are included in interest income on loans, increased $49,000, or 21.9% from $224,000 in 2001 to $273,000 in 2002. This increase was mainly due to fees generated on higher volumes of one-to-four-family residential loans and construction loans originated in 2002 and increases in deferred fees recognized, late fees paid and credit life insurance commissions.

The average yield on loans declined from 8.04% in 2001 to 7.60% in 2002. This decline is mainly attributable to the overall decrease in market interest rates during both 2001 and 2002. During 2001, the Federal Open Market Committee, or "FOMC", the governing body that established the Federal funds rate and the discount rate, lowered these key interest rates a total of 11 times. The Federal funds rate dropped from a high of 6.50% in January 2001 to 4.75% by December 2001. The FMOC dropped key interest rates only once during 2002, reducing the Federal funds rate and the discount rate by an additional 50 basis points in November 2002. The prime rate, a key indicator used by the Company in establishing interest rates charged to consumer and commercial customers, decreased from 9.50% in January 2001 to 4.75% in December 2001. This rate also declined in November 2002, falling to 4.25%.

Average total investment securities were $1.69 million in 2002, a decrease of $2.59 million, or 60.5%, from the average $4.28 million maintained during 2001. This decline was the primary reason that interest income from investment securities decreased $175,000, or 61.8%, from $283,000 in 2001 to $108,000 in 2002. During 2001, investment securities consisted of Federal agency securities totaling $3.00 million and mortgage-backed securities. The Federal agency securities were called in the second and third quarters of 2001. The Company did not purchase any new securities during 2002 or 2001. During 2002, the Company received principal repayments on mortgage-backed securities of $790,000. As of December 31, 2002, mortgage-backed securities totaling $1.26 million with maturities ranging from sixteen to twenty-six years and a weighted average rate of 6.79% were the only securities in the investment portfolio.

Interest income earned on deposits with financial institutions and other declined from $286,000 in 2001 to $280,000 in 2002 mainly due to falling short-term interest rates during 2001 and 2002. The decline in interest income due to lower interest rates was mainly offset, however, by an increase in the average total balance of these deposits. Interest income earned on deposits with financial institutions and other includes interest generated from interest-bearing demand deposits, Federated Liquid Cash Trust fund interest and dividends earned on FHLB stock. The interest-bearing demand deposits maintained by the Company during 2002 and 2001 were chiefly deposits used for short-term cash needs and were primarily maintained at the FHLB.

The average total balances of interest-bearing demand deposits increased $6.56 million, from $3.74 million in 2001 to $10.30 million in 2002. The Federated Liquid Cash Trust is a money market fund used for depositing funds that may be required in the short-term. The average balance of the Federated Liquid Cash Trust fund was $4.46 million in 2002, $2.33 million greater than the $2.13 million maintained in 2001. The increase in the average balances of interest-bearing demand deposits and the Federated Liquid Cash Trust in 2002 was mainly due to proceeds generated from loan sales.

The average yield on interest-earning assets decreased from 7.82% in 2001 to 6.97% in 2002, due partly to the decline in market interest rates during 2001 and 2002. The average yield on interest-earning assets also decreased in 2002 due to the shift in the mix of assets from loans to interest bearing-demand deposits. The yield on average interest-bearing demand deposits fell from 3.23% in 2001 to 1.43% in 2002, and the yield on the Federal Liquid Cash Trust fund decreased from 4.70% in 2001 to 1.57% in 2002. The average yield on FHLB stock also decreased from 6.46% in 2001 to 5.24% in 2002. The yield on average investment securities decreased from 6.62% in 2001 to 6.40% in 2002 due to Federal agency securities being called in the second and third quarters of 2001. The average yield on these securities was 6.56%. The average yield on net loans was 7.60% in 2002, down from 8.04% in 2001.

Interest Expense - Interest expense decreased from $5,858,000 in 2001 to $4,244,000 in 2002, a decrease of $1,614,000, or 27.6%. Interest expense on deposits decreased $1,492,000, or 30.5%, from $4,895,000 in 2001 to $3,403,000 in 2002. The majority of the decline in interest expense on deposits occurred in interest expense on certificates of deposit. Interest expense on certificates of deposit was $2,688,000 in 2002, $1,353,000, or 33.5% lower than the $4,041,000 recorded in 2001. Interest expense on certificates of deposit was lower in 2002 due to lower offering rates in 2002, a decline in total average certificates of deposit and a shift in the mix of certificates away from longer-term maturities to shorter-term, lower rate maturities.

Interest expense on interest-bearing demand deposits was $139,000 lower in 2002, due to a decline in deposit rates offset by higher average balances. Interest expense on insured money market accounts ("IMMA"), savings deposits, NOW and other deposits decreased from $854,000 in 2001 to $715,000 in 2002. The average total balances of interest-bearing demand deposits increased $10.31 million, or 24.8%, from $41.63 million in 2001 to $51.94 million in 2002. This increase primarily resulted from growth in the Company's Club Fed IMMA and Club Fed NOW accounts and savings deposits. This growth was partly due to customers transferring maturing certificates of deposit to short-term demand accounts. Club Fed is an array of products and services provided to customers that maintain required minimum balances. Club Fed customers receive a higher annual percentage yield on their IMMA deposits than non Club Fed customers. The average total balance of Club Fed IMMA deposits increased $4.86 million, from $7.66 million in 2001 to $12.52 million in 2002. The average total balance of Club Fed NOW deposits increased $2.05 million, from $7.09 million in 2001 to $9.14 million in 2002. The average total balance of savings deposits increased $2.49 million, from $14.13 million in 2001 to $16.62 million in 2002.

The following schedule compares average total deposit balances by major categories.

	Average Balance 2002	Average Balance 2001	Change	Percentage Change
Insured money market deposits	$ 15,952	$ 10,949	$ 5,003	45.7 %
Savings deposits	16,617	14,133	2,484	17.6
NOW and other demand deposits	19,375	16,545	2,830	17.1
Total interest-bearing demand deposits	51,944	41,627	10,317	24.8
Certificates of deposit:				
Three months or less	619	271	348	128.4
Over three through six months	17,265	14,947	2,318	15.5
Over six through twelve months	8,585	9,348	(763)	(8.2)
Over one through three years	26,889	35,665	(8,776)	(24.6)
Over three through five years	4,900	5,496	(596)	(10.8)
Over five through ten years	5,788	5,257	531	10.1
Total certificates of deposit	64,046	70,984	(6,938)	(9.8)
Total interest-bearing deposits	115,990	112,611	3,379	3.0
Noninterest-bearing demand deposits	11,197	10,367	830	8.0
Total deposits	$ 127,187	$ 122,978	$ 4,209	3.4%

Interest expense on FHLB advances decreased $118,000, or 12.7%, from $929,000 in 2001 to $811,000 in 2002. The Company decreased its level of borrowings during 2002 due to liquidity being provided from other sources, mainly from loan sales. Total average FHLB advances decreased $1.16 million, or 6.07%, from $19.06 million in 2001 to $17.90 million in 2002.

The average cost of interest-bearing liabilities decreased from 4.43% in 2001 to 3.16% in 2002, due primarily to the shift in average deposits from certificates of deposit to lower-rate interest-bearing demand deposits and the overall decline in deposit and FHLB advance interest rates. The average cost of interest-bearing demand deposits declined from 2.05% in 2001 to 1.38% in 2002. The average cost of certificates of deposit fell from 5.69% in 2001 to 4.20% in 2002. The average cost of FHLB advances was 4.87% in 2001 and 4.53% in 2002.

Net interest income was $5,849,000 in 2001, an increase of $94,000, or 1.6% from $5,755,000 recorded for 2000. Interest income increased $341,000, or 3.0%, in 2001, from $11,366,000 in 2000 to $11,707,000 in 2001, primarily interest income from loans. Interest expense increased from $5,611,000 in 2000 to $5,858,000 in 2001, an increase of $247,000, or 4.4%, due mainly to higher interest expense on FHLB advances.

Average Balance Sheet - The following table presents the average balance sheet for the Company for the years ended December 31, 2002, 2001 and 2000, the interest on interest-earning assets and interest-bearing liabilities and the related average yield or cost. The average balances are derived from average daily balances. The yields or cost are calculated by dividing income or expense by the average balance of assets or liabilities, respectively, for the years shown except where noted otherwise. The yields and costs include fees which are considered adjustments to yields.

Consolidated Average Balance Sheet

	Period Ended								
	December 31, 2002			December 31, 2001			December 31, 2000		
	Average Balance	**Interest**	**Average Yield/ Cost**	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets									
Interest-earning assets:									
Interest-bearing demand deposits	**$ 10,302**	**$ 147**	**1.43%**	$ 3,741	$ 121	3.23%	$ 3,191	$ 180	5.64%
Federated Liquid Cash Fund	**4,463**	**70**	**1.57**	2,127	100	4.70	1,236	76	6.15
Investment securities, net (1)	**1,688**	**108**	**6.40**	4,278	283	6.62	6,253	406	6.49
Loans, net (2)	**134,417**	**10,215**	**7.60**	138,529	11,138	8.04	130,158	10,642	8.18
FHLB stock	**1,202**	**63**	**5.24**	1,006	65	6.46	841	62	7.37
Total interest-earning assets	**152,072**	**10,603**	**6.97%**	149,681	11,707	7.82%	141,679	11,366	8.02%
Noninterest-earning assets	**14,115**			13,956			14,449		
Total assets	**$ 166,187**			$ 163,637			$ 156,128		
Liabilities and Stockholders' Equity									
Interest-bearing liabilities:									
Insured money market deposits	**$ 15,952**	**$ 353**	**2.21%**	$ 10,949	$ 349	3.19%	$ 9,946	$ 331	3.33%
Savings deposits	**16,617**	**167**	**1.00**	14,133	278	1.97	14,441	289	2.00
NOW and other demand deposits	**19,375**	**195**	**1.01**	16,545	227	1.37	15,907	237	1.49
Certificates of deposit	**64,046**	**2,688**	**4.20**	70,984	4,041	5.69	72,620	4,160	5.73
Total deposits	**115,990**	**3,403**	**2.93**	112,611	4,895	4.35	112,914	5,017	4.44
Federal Home Loan bank advances	**17,904**	**811**	**4.53**	19,061	929	4.87	10,341	554	5.36
Other interest-bearing liabilities	**609**	**30**	**4.93**	613	34	5.55	604	40	6.62
Total interest-bearing liabilities	**134,503**	**4,244**	**3.16%**	132,285	5,858	4.43%	123,859	5,611	4.53%
Noninterest-bearing liabilities	**12,962**			12,085			11,483		
Total liabilities	**147,465**			144,370			135,342		
Stockholders' equity	**18,722**			19,267			20,786		
Total liabilities and stockholders' equity	**$ 166,187**			$ 163,637			$ 156,128		
Net interest rate spread (3)		**$ 6,359**	**3.81%**		$ 5,849	3.39%		$ 5,755	3.49%
Net interest margin (4)			**4.18%**			3.91%			4.06%
Ratio of interest-earning assets to interest-bearing liabilities			**113.06%**			113.15%			114.39%

Notes to Consolidated Average Balance Sheet:

(1) Includes securities available for sale and unamortized discounts and premiums. Municipal securities are not on a tax equivalent basis as they are not considered material.
(2) Amount includes mortgage loans held for sale and is net of deferred loan fees, loan discounts and premiums, loans in process, allowance for loan losses and non-performing loans. Average non-performing loans totaled $285,000, $284,000 and $556,000 for the years ended December 31, 2002, 2001 and 2000, respectively.
(3) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis - The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (change in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2002 Compared to Year Ended December 31, 2001			Year Ended December 31, 2001 Compared to Year Ended December 31, 2000		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest-earning assets:						
Interest-bearing demand deposits	$ 122	$ (96)	$ 26	$ 27	$ (86)	$ (59)
Federated Liquid Cash Fund	64	(94)	(30)	45	(21)	24
Investment securities, net	(166)	(9)	(175)	(131)	8	(123)
Loans, net	(324)	(599)	(923)	675	(179)	496
FHLB stock	11	(13)	(2)	11	(8)	3
Total interest-earning assets	184	(1,288)	(1,104)	631	(290)	341
Interest-bearing liabilities:						
Insured money market deposits	130	(126)	4	32	(14)	18
Savings deposits	43	(154)	(111)	(6)	(5)	(11)
NOW and other demand deposits	35	(67)	(32)	9	(19)	(10)
Certificates of deposit	(367)	(986)	(1,353)	(93)	(26)	(119)
FHLB advances	(55)	(63)	(118)	429	(54)	375
Other interest-bearing liabilities	--	(4)	(4)	1	(7)	(6)
Total interest-bearing liabilities	97	(1,711)	(1,614)	375	(128)	247
Net change in net interest income	$ 87	$ 423	$ 510	$ 256	$ (162)	$ 94

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2002 was $170,000 compared to $162,000 for the year ended December 31, 2001. The higher provision in 2002 was due to an increase in the monthly provision based on the Company's analysis of the loan portfolio and the adequacy of the allowance for loan losses during the period. The Company increased the monthly provision in 2002 primarily due to increased lending in commercial and consumer loan categories.

Management assesses the adequacy of the allowance for loan losses based on evaluating known and inherent risks in the loan portfolio and upon management's continuing analysis of the factors underlying the quality of the loan portfolio. In particular, management considers the level of non-performing loans and potential problem loans. While management believes that, based on information currently available, the allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurance can be given that the level of the allowance for loan losses will be sufficient to cover future possible loan losses incurred by the Company or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses. Management may in the future increase the level of the allowance for loan losses as a percentage of total loans and non-performing loans in the event it increases the level of commercial real estate, multifamily, or consumer lending as a percentage of its total loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Company to provide additions to the allowance based upon judgements different from management.

Total charge-offs for 2002 were $34,000 compared to $19,000 in 2001. The charge-offs recorded in 2002 included one commercial loan totaling $16,000 and two consumer loans totaling $18,000. The charge-offs for 2001 included a $12,000 commercial loan and five consumer loans totaling $7,000. Total net charge-offs were $22,000 and $11,000 for 2002 and 2001, respectively. While Company management believes that the allowance for loan losses is sufficient based on information currently available to it, no assurances can be made that future events, conditions, or regulatory directives will not result in increased provisions for loan losses or additions to the allowance for loan losses which may adversely affect net income.

Noninterest Income

Noninterest income totaled $2,979,000 in 2002, compared to $2,122,000 in 2001, an increase of $857,000, or 40.4%, primarily due to growth in insurance sales commissions and gains from the sale of mortgage loans.

Insurance sales commissions were $1,428,000 in 2002 compared to $1,111,000 in 2001, an increase of $317,000, or 28.5%, primarily due to commissions generated from new customers. During 2002, the Company sold $26.67 million in one-to-four-family residential mortgage loans to Fannie Mae recording gains of $647,000, which includes both the cash gains on the sale of loans totaling $439,000 and the gains from capitalizing mortgage servicing rights of $208,000.

During 2001, the Company sold $5.35 million in one-to-four-family loans recording gains of $127,000, including cash gains of $76,000 and gains from capitalizing mortgage servicing rights of $51,000.

Noninterest Expenses

Total noninterest expenses increased from $5,795,000 in 2001 to $6,075,000 in 2002, an increase of $280,000, or 4.8%, due primarily to increases in salaries and employee benefits expense, legal and professional fees, marketing expense and other expenses, offset by a decline in equipment expenses.

Salaries and employee benefits expense was $3,448,000 in 2002, compared to $3,248,000 in 2001, an increase of $200,000, or 6.2%. The higher expense for 2002 was due to normal salary raises, an increase in staff at the Agency, higher health insurance expense and payroll taxes, offset by reductions in expenses related to the employee retirement plan and the incentive plan. Total salaries and bonuses were $2,698,000 in 2002 compared to $2,418,000 in 2001, a difference of $280,000, or 11.6%. During 2002, the Agency hired two additional insurance agents. Health insurance expense increased $25,000 in 2002 due to a rise in premiums and payroll taxes increased $22,000 due to the increase in total salaries and bonuses.

Prior to July 1, 2002, the Company maintained an Employee Stock Ownership Plan ("ESOP"). Under the ESOP, the Company allocated shares of Company stock to ESOP participants based on interest and principal payments made by the ESOP on a loan from the Company. During 2001, the Company fully allocated the remaining shares of common stock held by the ESOP. Effective July 1, 2002, the ESOP plan was restated to include a cash or deferred arrangement. The new Employee Savings and Stock Ownership Plan, or "KSOP," allows employees to contribute a portion of their salary on a pretax basis with the Company making matching contributions. The KSOP also allows the Company to make discretionary contributions. Refer to Note 12 – "Employee Benefit Plans" of the Notes to the Consolidated Financial Statements for a further discussion of the KSOP. Total expenses related to the ESOP during 2001 totaled $325,000 and was based on the value of common shares allocated during the year. Total expense under the KSOP for 2002 totaled $207,000 which equaled the total cash contributions made by the Company to the plan.

Incentive plan expense decreased by $29,000, from $35,000 in 2001 to $7,000 in 2002 due to a reduction in total shares earned by participants in 2002. The final vesting year for the majority of participants in the incentive plan ended in February 2001.

Legal and professional expenses increased $32,000, from $212,000 in 2001 to $244,000 in 2002, mainly due to costs associated with restating the KSOP retirement plan. Marketing expense totaled $224,000 in 2002 compared to $188,000 in 2001, increasing by $36,000 due to greater television advertising and increased spending for promotional giveaway items.

Other expenses totaled $517,000 for 2002, an increase of $114,000 from $403,000 recorded for 2001. Expenses included in this category that were higher in 2002 included checking account losses, debit card expenses, and service charges related to check clearing activities. Checking account losses were $51,000 higher in 2002 compared to 2001 mainly due to two larger losses being recorded. Debit card expenses were $41,000 higher in 2002. The Company implemented the debit card program in late 2001. Service charges and fees related to check clearing activities increased $26,000 in 2002 due mainly to a reduction in interest earned on compensating balances, which is used to offset service charges.

Equipment expenses declined from $603,000 in 2001 to $511,000 in 2002, a decrease of $92,000, due primarily to lower depreciation expense. Depreciation expense was lower in 2002 due mainly to the Company's primary processing software becoming fully depreciated in 2001. This software is an in-house system purchased by the Company in 1998.

Income Tax Expense

Total income tax expense was $1,189,000 in 2002, compared to $813,000 in 2001, an increase of $376,000, or 46.2%. The increase is attributable to higher taxable income in 2002. The effective tax rates for the years ended December 31, 2002 and 2001 were 38.4% and 40.4%, respectively.

Financial Condition

Total consolidated assets of the Company decreased from $168.35 million as of December 31, 2001 to $167.25 million as of December 31, 2002, a decrease of $1.10 million. Assets declined primarily in loans, mortgage loans held for sale and held-to-maturity securities, offset by an increase in cash and cash equivalents.

Total assets associated with banking services decreased $925,000, from $168.52 million at December 31, 2001 to $167.59 million at December 31, 2002, mainly due to a decline in net loans, offset by an increase in cash and cash equivalents. Net loans, including mortgage loans held for sale, decreased $21.42 million, or 14.7% from $145.41 million at December 31, 2001 to $123.99 million at December 31, 2002. Cash and cash equivalents related to banking services increased by $21.16 million from $11.17 million at December 31, 2001 to $32.33 million at December 31, 2002. Investment securities decreased by $793,000, from $2.06 million at December 31, 2001 to $1.26 million at December 31, 2002. Total deposits related to banking services increased $4.04 million in 2002, from $127.80 million at December 31, 2001 to $131.84 million at December 31, 2002. Total Federal Home Loan Bank advances decreased $5.50 million in 2002 from $20.5 million at December 31, 2001 to $15.00 million at December 31, 2002.

Total assets related to insurance/ brokerage services increased from $968,000 at December 31, 2001 to $1.27 million at December 31, 2002, primarily cash and cash equivalents and premiums receivable. Total liabilities related to insurance/brokerage services increased $118,000 from $86,000 at December 31, 2001 to $204,000 at December 31, 2002, due mainly to premiums due insurance companies.

Total consolidated cash and cash equivalents increased $21.16 million, or 189.4%, from $11.17 million at December 31, 2001 to $32.33 million at December 31, 2002, primarily the result of cash proceeds from mortgage loan sales, loan repayments, and an increase in deposits, offset by repayments of FHLB advances and treasury stock repurchases.

Total held-to-maturity securities decreased $794,000, from $2.06 million at December 31, 2001 to $1.26 million at December 31, 2002. During 2002, the only securities held by the Company were mortgage-backed securities. In 2002, the Company received $790,000 in principal repayments on these securities, and recorded $4,000 in net premium amortization. At December 31, 2002, the mortgage-backed securities had an average yield of 6.79%. The final maturity for mortgage-backed securities totaling $739,000 is in 2029, while the remaining $523,000 mature in 2019.

In July 2001, the Company started selling one-to-four-family fixed rate residential mortgage loans to Fannie Mae. The Company commenced this loan sales program in order to provide funding for additional loans and also to reduce interest rate risk due to the decline in home mortgage interest rates during 2001. The Company continued this program in 2002 as home mortgage rates continued to decline. During 2002, the majority of new 15-year and 30 year fixed rate home mortgage loans were designated as held for sale. In 2002, the Company sold $26.67 million in home mortgage loans to Fannie Mae, generating proceeds of $27.79 million and recording gains of $647,000. Mortgage loans held for sale, which includes loans committed to be sold and loans which the Company has designated as being held for sale, totaled $1.66 million and $2.34 million at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, residential mortgage loans serviced for others totaled $30.68 million and $9.15 million, respectively.

Total net loans decreased $20.72 million, or 14.5%, from $143.06 million at December 31, 2001 to $122.34 million at December 31, 2002. The following schedule shows the balances by loan category at December 31 of each year, along with the change and percentage change:

	Balance December 31, 2002	Balance December 31, 2001	Change	Percentage Change
One-to-four-family mortgage loans	$ 60,644	$ 81,657	$ (21,013)	(25.7)%
Multi-family mortgage loans	20,249	19,775	474	2.4
Commercial mortgage loans	16,092	16,591	(499)	(3.0)
Construction loans	2,077	3,907	(1,830)	(46.8)
Total real estate loans	99,062	121,930	(22,868)	(18.8)
Commercial loans	10,063	9,553	510	5.3
Consumer loans	14,399	12,620	1,779	14.1
Total loans	123,524	144,103	(20,579)	(14.3)
Allowance for loan losses	(1,188)	(1,040)	(148)	14.2
Total loans, net	$ 122,336	$ 143,063	$ (20,727)	(14.5)%

One-to-four-family mortgage loans, which are all loans held for investment, decreased $21.01 million from December 31, 2001 to December 31, 2002 due to principal repayments exceeding loan originations. The majority of new one-to-four-family residential mortgage loans in 2002 were originated for sale rather than for investment. Construction loans decreased $1.83 million due mainly to one large commercial project which was begun in 2001 and completed in 2002. The balance of this loan was $1.49 million at December 31, 2001. When this commercial project was completed in 2002, the balance of the loan, $1.67 million, was transferred to commercial mortgage loans. Commercial mortgage loans declined $499,000 from December 31, 2001 to December 31, 2002 mainly due to two larger payoffs totaling $2.09 million, offset by the $1.67 million construction loan which was transferred to commercial mortgage loans upon completion.

Multi-family mortgage loans increased by $474,000 from December 31, 2001 to December 31, 2002, due mainly to several smaller new loans originated in 2002. Commercial loans grew by $510,000 from December 31, 2001 to December 31, 2002, due primarily to several smaller new loans to new and existing commercial customers. Total consumer loans grew by $1.78 million from December 31, 2001 to December 31, 2002, mainly due to new home equity loans, offset by a decline in fixed rate secured consumer loans. Total home equity loans increased from $2.03 million at December 31, 2001 to $4.47 million at December 31, 2002, an increase of $2.44 million. Fixed rate secured consumer loans declined $731,000 in 2002.

The allowance for loan losses increased from $1,040,000 at December 31, 2001 to $1,188,000 at December 31, 2002 due to the total provision recorded of $170,000, offset by net charge-offs of $22,000. The allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio.

The Company's methodology for assessing the appropriateness of the allowance for loan losses consists of two key elements: specific allowances for identified problem loans and a "formula" allowance.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred. The Company identifies loans which may require a specific allowance by reviewing all delinquent loans, significant credits, problem loans as identified by the Company's internal grading system, loans classified as substandard, doubtful, loss, or special mention by the Company's internal classification system, and other loans which management may have concerns about collectibility, such as loans in a particular industry. A significant credit for purposes of analyzing loans for a specific allowance is defined as loans in the aggregate to an individual borrower that exceed $500,000. For individually reviewed loans, a borrower's inability to service a credit according to the contractual terms based on the borrower's cash flow and/or a shortfall in collateral value would result in the recording of a specific allowance.

The formula allowance is calculated by applying risk factors to outstanding loans and certain unused commitments, in each case based on the internal classification system of such loans, or commitments. For purposes of applying risk factors, the Company groups loans with similar characteristics, such as loan type, past due status or risk. Changes in risk classifications of both performing and non-performing loans affect the amount of the formula allowance. Risk factors are based on the Company's historical loss experience and industry averages and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting the Company's key lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results.

The following table sets forth the Company's allocation of the allowance for loan losses by loan category and as a percentage of the total balance for each specific loan category as of December 31, 2002 and 2001:

	December 31, 2002		December 31, 2001	
	Balance	Percentage	Balance	Percentage
One-to-four-family mortgage loans	$ 124	0.20%	$ 166	0.20%
Multi-family mortgage loans	42	0.21	163	0.82
Commercial mortgage loans	246	1.53	136	0.82
Construction loans	4	0.19	32	0.82
Total real estate loans	416	0.42	497	0.41
Commercial loans	450	4.47	221	2.31
Consumer loans	322	2.24	322	2.55
Total allowance for loan losses	$ 1,188	0.96%	$ 1,040	0.72%

The increased allocations for commercial mortgage loans and commercial loans, and the reduction in the allocation for multi-family loans from December 31, 2001 to December 31, 2002 are mostly attributable to changes in risk factors based on an analysis of the Company's historical loss experience and industry averages for losses. The increase in the allocation of the allowance for commercial loans was also partly due to growth in this category of loans in 2002.

The following table sets forth the composition of the allowance for loan losses by each loan category as of December 31, 2002 and 2001:

	As of December 31, 2002		
	Formula	Specific	Total
One-to-four-family mortgage loans	$ 124	$ --	$ 124
Multi-family mortgage loans	42	--	42
Commercial mortgage loans	246	--	246
Construction loans	4	--	4
Total real estate loans	416	--	416
Commercial loans	450	--	450
Consumer loans	291	31	322
Total allowance for loan losses	$ 1,157	$ 31	$ 1,188

As of December 31, 2001

	Formula	Specific	Total
One-to-four-family mortgage loans	$ 166	$ --	$ 166
Multi-family mortgage loans	163	--	163
Commercial mortgage loans	136	--	136
Construction loans	32	--	32
Total real estate loans	497	--	497
Commercial loans	216	5	221
Consumer loans	322	--	322
Total allowance for loan losses	$ 1,035	$ 5	$ 1,040

Total non-performing loans, which are loans past due 90 days or more and nonaccruing loans, were $184,000 as of December 31, 2002 compared to $387,000 as of December 31, 2001. The decrease in non-performing loans from 2001 to 2002 was primarily due to one residential home loan totaling $233,000 at December 31, 2001. This loan was 90 days past due at December 31, 2001, however, the borrower brought the loan current during 2002. The ratios of the Company's allowance for loan losses to total non-performing loans were 645.7% and 268.7% at December 31, 2002 and 2001, respectively.

Company management and the Board of Directors perform ongoing reviews of the loan portfolio in order to identify non-performing loans and potential problem loans. In performing its reviews, management classifies non-performing and potential problem loans as either substandard, doubtful, loss or watch loans. A loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard loans include those characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have all of the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts and conditions, highly questionable and improbable. Loans classified as loss are those considered uncollectible and of such little value that their continuance as loans without the establishment of a specific loss reserve is not warranted. Loans which do not currently expose the Company to sufficient risk to warrant classification in one of the categories described above but possess weaknesses are classified as watch. The total of internally classified loans equals the sum of non-performing loans and potential problem loans.

Total classified loans at December 31, 2002 and 2001 are summarized as follows:

December 31	2002	2001
Watch	$ 807	$ 787
Substandard	244	38
Doubtful	38	9
Total classified loans	$ 1,089	$ 834
Nonperforming	$ 184	$ 387
Potential problem loans	905	447
Total classified loans	$ 1,089	$ 834
Impaired loans	$ 24	$ 47

There were no loans considered loss as of December 31, 2002 or December 31, 2001. Impaired loans include loans where, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. If the present value of expected future cash flows, or in certain instances the observable market price of the loan or the fair value of the underlying collateral, is less than the recorded investment in the loan, then the Company recognizes an impairment by adjusting the allowance for loan losses with a corresponding charge to the provision for loan losses. The allowance for impaired loans included in the Company's allowance for loan losses was $24,000 and $9,000 at December 31, 2002 and 2001, respectively. All loans considered impaired at December 31, 2002 and 2001 were included in total classified loans.

Total classified assets increased $255,000, or 30.6%, from $834,000 at December 31, 2001 to $1,089,000 at December 31, 2002. This increase was primarily due to a consumer loan to one borrower which was classified as watch during 2002. This loan totaled $319,000 at December 31, 2002 and is secured by a first mortgage on the borrower's primary residence. The customer is 60 days past due at December 31, 2002; however, the customer has presented a plan to bring the loan current by the end of the second quarter of 2003. The Company does not expect to incur a loss related to this loan because the appraised value is sufficient to support the loan balance.

Also included in classified assets as of December 31, 2002 were loans to one borrower totaling $401,000, which were also included as classified assets as of December 31, 2001. These loans totaled $414,000 at December 31, 2001. At December 31, 2002, these loans included a commercial mortgage loan for $173,000 secured by the borrower's office and a $228,000 loan secured by the borrower's residence. The residential loan was 30 days delinquent at December 31, 2002. The Company does not expect to incur a loss related to these loans because the appraised values are sufficient to support the loan balances.

Also included in classified assets at December 31, 2002 were one-to-four-family mortgage loans totaling $275,000 to four other borrowers and consumer loans to nine other borrowers totaling $94,000. The majority of these loans are substantially secured and the Company anticipates that the loans will be repaid satisfactorily either from repayment by the customer or from the sale of the underlying collateral.

Total premises and equipment decreased $216,000 from $6.36 million at December 31, 2001 to $6.15 million at December 31, 2002, primarily due to depreciation expense exceeding asset acquisitions. Fixed asset purchases totaled $270,000 in 2002 and depreciation expense was $484,000. In 2002, fixed assets acquired included additional remodeling of the offices of the insurance agency, various computer hardware and software, including computers, printers, and database servers, two ATM machines, a shredder, the installation of new drive up tubes at one of the Bank's branches, a new flagpole and one new vehicle.

Federal Home Loan Bank stock increased $61,000, or 5.2%, from $1.17 million at December 31, 2001 to $1.23 million at December 31, 2002, due to stock dividends earned.

Interest receivable declined by $106,000 from $789,000 at December 31, 2001 to $683,000 at December 31, 2002. This decrease was mainly attributable to the general decline in interest rates during 2002. Mortgage servicing rights increased $141,000 in 2002 due to servicing rights capitalized of $208,000 less amortization recorded of $67,000. Other assets totaling $873,000 at December 31, 2002 were $60,000 higher than the $813,000 balance at December 31, 2001. This increase was primarily due to an $85,000 down payment made in December 2002 on a new item processing system which will be installed in early 2003.

Total deposits increased by $3.75 million, from $127.54 million at December 31, 2001 to $131.29 million at December 31, 2002. The following table summarizes the balances of deposits at December 31, 2002 and 2001, the change in the balances and the percentage change:

	Balance December 31, 2002	Balance December 31, 2001	Change	Percentage Change
Noninterest bearing checking accounts	$ 12,399	$ 11,890	$ 509	4.3%
Interest bearing:				
NOW accounts	20,388	17,955	2,433	13.6
IMMA accounts	19,507	13,326	6,181	46.4
Savings accounts	17,448	15,019	2,429	16.2
Certificates of deposit	61,549	69,350	(7,801)	(11.2)
Total interest bearing deposits	118,892	115,650	3,242	2.8
Total deposits	$ 131,291	$ 127,540	$ 3,751	2.9%

Growth in NOW and IMMA accounts occurred primarily in the Company's Club Fed deposit products, due mainly to customers transferring proceeds from maturing certificates of deposit into demand accounts. The Company's Club Fed products provide enhanced services to customers including a higher rate of interest for maintaining required minimum balances. Club Fed NOW accounts increased $1.49 million from December 31, 2001 to December 31, 2002 while Club Fed IMMA deposits increased $6.30 million. Regular NOW accounts also increased in 2002, by $788,000 from December 31, 2001 to December 31, 2002. Savings accounts increased $2.43 million from December 31, 2001 to December 31, 2002 also due to customers transferring maturing certificates of deposit.

Because of the low interest rate environment experienced during 2002, customers transferred proceeds from maturing certificates into shorter-term certificates of deposit and demand deposits. Customers moved their deposits into short-term categories in anticipation that rates will begin to rise in the near future. Total certificates of deposit declined $7.80 million from December 31, 2001 to December 31, 2002, mainly certificates maturing in from one-year to four-years. The largest decline was in two-year certificates, which decreased $5.71 million, from $14.37 million at December 31, 2001 to $8.66 million at December 31, 2002. One-year certificates of deposit declined $2.11 million from $10.07 million at December 31, 2001 to $7.96 million at December 31, 2002. Eighteen-month certificates decreased $1.69 million, from $13.76 million at December 31, 2001 to $12.07 million at December 31, 2002. Total six month certificates of deposit increased $1.58 million from $17.08 million at December 31, 2001 to $18.66 million at December 31, 2002.

FHLB advances decreased $5.5 million, from $20.50 million at December 31, 2001 to $15.0 million at December 31, 2002 due to maturing advances exceeding new borrowings during 2002. During 2002, new advances entered into by the Company totaled $2.00 million and advances totaling $7.50 million matured or were called. The following schedule presents FHLB advances at December 31, 2002, by maturity date:

Date of Advance		Interest Rate	Fixed or Variable	Maturity Date		First Call Date	Amount
March	2002	3.06%	Fixed	March	2003	non callable	$ 1,000
March	2002	3.58	Fixed	September	2003	non callable	1,000
October	1998	4.30	Fixed	October	2008	January 2003	5,000
January	2001	4.55	Fixed	January	2011	January 2003	5,000
September	2001	3.80	Fixed	September	2011	September 2004	3,000
							$ 15,000

Proceeds from advances have provided liquidity for loans and treasury stock purchases. The Company reduced the level of FHLB advances during 2002 due to growth in deposits and proceeds from loan sales providing liquidity. The $10.00 million in advances callable in January 2003 are callable quarterly. These advances were not called in January 2003.

Deferred compensation - directors decreased slightly from December 31, 2001 to December 31, 2002 due to payments to retired directors exceeding the sum of fees deferred and interest accrued on deferred balances. The Company deferred fees totaling $43,000, accrued interest to the plan of $30,000 and paid retired directors a total of $76,000 in 2002. Premiums due insurance companies increased $100,000 in 2002 due mainly to the timing of payments to insurance companies.

Total stockholders' equity increased from $18.56 million at December 31, 2001 to $18.94 million at December 31, 2002, an increase of $379,000, or 2.0%. This increase resulted from net income of $1,904,000, plus incentive plan shares earned of $7,000 and stock options exercised totaling $42,000, less $368,000 in dividends declared and $1.21 million in treasury stock purchased.

In October 2002, the Company announced a 5% common stock repurchase program which was equal to 41,150 shares. In January 2003, the Company completed a 5% stock repurchase program which was announced in December 2001. This program was for a total of 43,358 shares, which the Company repurchased at an average price of $24.96 per share. In February 2003, the Company announced an additional 5% stock repurchase program equal to 38,875 shares. As of February 28, 2003, the Company had repurchased a total of 38,746 shares related to the programs announced in October 2002 and February 2003, at an average price of $29.73 per share. As of February 28, 2003, there were 41,279 shares remaining to be repurchased under these programs. All repurchased shares will be held as treasury shares to be used for issuing stock under stock option agreements and for general corporate purposes.

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2002. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

Allowance for Loan Losses - The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for credit losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for credit losses relating to impaired loans is based on the loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of imprecision risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Mortgage Servicing Rights - Mortgage servicing rights ("MSRs") associated with loans originated and sold, where servicing is retained, are capitalized and included in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

Postretirement Benefit Obligation - Management obtains an independent actuarial calculation to estimate the postretirement benefit obligation. The calculation is largely dependent on estimates relating to future health care cost trends and the number of employees that will retire and be eligible for benefits under the plan.

Liquidity and Capital Resources of the Company and Bank

The Bank's primary sources of funds are deposits, principal and interest payments on loans, proceeds from sales of mortgage loans held for sale and proceeds from FHLB advances. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Office of Thrift Supervision ("OTS") is the Bank's primary regulator. OTS regulations now require the Bank to maintain sufficient liquidity to ensure its safe and sound operation. The Bank's liquidity ratios were 24.24% and 9.36% at December 31, 2002 and 2001, respectively. The primary source of funding for the Company is dividend payments from the Bank, principal and interest payments on loans purchased from the Bank and, to a lesser extent, earnings on investments and deposits held by the Company. Dividend payments by the Bank have primarily been used to fund stock repurchase programs. The OTS limits all capital distributions by the Bank directly or indirectly to the Company, including dividend payments. As the subsidiary of a savings and loan holding company, the Bank must file a notice, which is subject to disapproval, with the OTS prior to each proposed capital distribution. However, if the total amount of all capital distributions (including each proposed capital distribution) for the applicable calendar year exceeds net income to date for that year plus the retained net income (i.e. net income after deducting prior capital distributions) for the preceding two years, or if the amount of the proposed capital distribution would cause the Bank to fail to remain "adequately capitalized" under applicable laws and regulations, then the Bank must file an application to receive the approval of the OTS for the proposed capital distribution. As of December 31, 2002, the Bank could pay a total of $619,000 in dividends to the Company without prior application to and approval from the OTS. The Company is not required to maintain a minimum level of regulatory liquidity.

The primary investment activity of the Bank is the origination of mortgage loans and commercial and consumer loans, and to a lesser extent the purchase of mortgage-backed securities. Asset acquisitions during the year ended December 31, 2002 were primarily funded by deposits and proceeds from sales of mortgage loans held for sale. Asset acquisitions during the year ended December 31, 2001 were primarily funded by deposits, FHLB advances and proceeds from sales of mortgage loans held for sale. The primary investment activity of the Company is the investment in the Bank's stock and purchases of loans from the Bank.

A review of the Consolidated Statement of Cash Flows included in the accompanying financial statements shows that the Company's cash and cash equivalents ("cash") increased $21.17 million and $523,000 for the years ended December 31, 2002 and December 31, 2001, respectively. Cash increased in 2002 due to net cash provided by operating activities of $3.39 million and net cash provided by investing activities of $21.12 million, offset by net cash used by financing activities of $3.34 million. Cash provided by operating activities included net income of $1,904,000, plus non cash adjustments to net income including proceeds from sales of loans totaling $27.79 million, depreciation expense of $484,000, the provision for loan losses of $170,000, and an increase in other liabilities of $331,000, less loans originated for sale of $26.67 million and net gains on sales of loans of $647,000. Net cash provided by investing activities included $20.60 million net collections of loans. Net cash used by financing activities included a $7.80 million decrease in certificates of deposits, $7.50 million in repayment of FHLB advances, $1.21 million in treasury stock repurchased and $373,000 in dividends paid, offset by an $11.55 million increase in demand deposits, money market, NOW, and savings accounts and $2.00 million generated from FHLB advances.

Cash increased in 2001 due to net cash provided by operating activities of $117,000 and net cash provided by financing activities of $7.13 million, offset by net cash used by investing activities of $6.73 million. Cash provided by operating activities included net income of $1,201,000, plus non cash adjustments to net income including proceeds from sales of loans totaling $5.48 million, the provision for loan losses of $162,000, depreciation expense of $592,000 and ESOP expense of $325,000, less loans originated for sale of $7.69 million. Net cash provided by financing activities included a $5.85 million increase in demand deposits, money market, NOW, and savings accounts and $13.50 million generated from FHLB advances, offset by a $2.00 million decline in certificates of deposit, $7.00 million in FHLB advances that matured in 2001, $421,000 in cash dividends paid, and the purchase of treasury stock totaling $2.82 million. Cash used by investing activities included $10.46 million in net originations of loans, $211,000 purchase of FHLB stock and $152,000 in purchases of premises and equipment, offset by proceeds from maturing available-for-sale securities of $3.00 million, proceeds from maturities of held-to-maturity securities of $425,000 and principal repayments of mortgage-backed securities totaling $672,000.

At December 31, 2002, the Bank exceeded all of its regulatory capital requirements with tangible capital and tier 1 capital both at $11.12 million or 7.0% of adjusted total assets and risk-based capital at $12.29 million or 13.0% of total risk-weighted assets. The required ratios are 1.5% for tangible capital to adjusted total assets, 4.0% for tier 1 capital to average assets and 8.0% for risk-based capital to risk-weighted assets. See Note 10 -- "Regulatory Matters" in the accompanying Notes to Consolidated Financial Statements for the Bank's capital calculations as of December 31, 2002 and 2001.

The Bank's most liquid assets are cash and cash equivalents. The level of cash and cash equivalents is dependent on the Bank's operating, financing, lending and investing activities during any given period. At December 31, 2002, cash and cash equivalents totaled $32.33 million. The Company's and Bank's future short-term requirements for cash are not expected to significantly change. However, in the event that the Bank should require funds beyond its ability to generate them internally, additional sources of funds are available, such as FHLB advances. With no parent company debt and sound capital levels, the Company has several options for longer-term cash needs, such as for future expansion and acquisitions. These options include issuing debt securities, raising equity capital if market conditions are favorable and issuing trust preferred securities.

Management is not aware of any current recommendations or government proposals which if implemented would have a material effect on the Company's liquidity, capital resources or operations.

Management of Interest Rate Risk

The principal objective of the Company's interest rate risk management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, establish asset concentration guidelines and manage the risk consistent with Board-approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates and to manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing dates. The Company's Board of Directors has established an Asset/Liability Committee consisting of management officers, which is responsible for reviewing the Company's asset/liability policies and interest rate risk position. Such committee generally meets on a quarterly basis, and at other times as dictated by market conditions, and reports to the Board of Directors after each such meeting.

The Company's interest rate risk strategy primarily consists of: (i) emphasizing the attraction and retention of core deposits, which tend to be a more stable source of funding; (ii) emphasizing the origination of short-term multi-family residential loans, commercial mortgage loans, and commercial loans, the origination of which is largely dependent on the market demand for such loans; (iii) when market conditions are favorable and in consideration of the regulatory requirements relating to required levels of residential loans which must be maintained by the Bank, selling fixed-rate one-to-four-family mortgage loans; (iv) investing primarily in mortgage-backed securities; and (v) using FHLB advances as a funding source when rates on FHLB advances compare favorably to local competitive deposit rates. As a traditional thrift lender, the Company has a significant amount of its earning assets invested in fixed-rate mortgages with contractual maturities greater than one year. At December 31, 2002, an aggregate of $63.76 million, or 38.1% of total assets, were invested in such assets.

The following table sets forth the amounts of interest-earning assets a and interest-bearing liabilities outstanding at December 31, 2002 which mature or reprice in the periods shown. Except as stated in the table, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity.

Interest Rate Sensitivity (in thousands)

At December 31, 2002

	Within One Month	Over One Month Through Three Months	Over Three Months Through Six Months	Over Six Months Through Twelve Months	Over One Year	Total
Interest-earning assets:						
Interest-bearing demand deposits	$ 27,344	$ --	$ --	$ --	$ --	$ 27,344
Investment securities, net (1)	9	18	26	53	1,156	1,262
Loans, net (2)	8,085	2,535	4,368	5,615	103,391	123,994
Total interest-earning assets	$ 35,438	$ 2,553	$ 4,394	$ 5,668	$ 104,547	$ 152,600
Interest-bearing liabilities:						
NOW, savings and insured money market deposits	$ 57,343	$ --	$ --	$ --	$ --	$ 57,343
Certificates of deposit	6,223	8,894	12,799	14,608	19,025	61,549
Total interest-bearing deposits	63,566	8,894	12,799	14,608	19,025	118,892
FHLB advances and other Interest-bearing liabilities (3)	--	1,000	--	1,000	13,645	15,645
Total interest-bearing liabilities	63,566	9,894	12,799	15,608	32,670	134,537
Excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ (28,128)	$ (7,341)	$ (8,405)	$ (9,940)	$ 71,877	$ 18,063
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ (28,128)	$ (35,469)	$ (43,874)	$ (53,814)	$ 18,063	$ 18,063
Cumulative interest-earning assets divided by interest-bearing liabilities	.56	.52	.49	.47	1.13	1.13

(1) Includes FHLB stock and reflects repricing, contractual maturity or anticipated call date.
(2) Loans, which includes mortgage loans held for sale, are placed in the various interest-sensitive periods based on historical prepayment tendencies as well as contractual terms.
(3) FHLB advances reflect contractual maturity or anticipated call date.

The Company tends to be liability sensitive due to the levels of short-term NOW, savings and insured money market deposits maintained. However, the effect of rate increases on these deposits, which are mainly core retail deposits, tends to lag behind the change in market rates. This lag generally lessens the negative impact on net interest income during a period of rising interest rates. Based on the information provided in the table, assuming no management intervention, the effect of an increase in interest rates of 100 basis points would reduce annualized net interest income by approximately $281,000 in the one month category or approximately $355,000 in the three month category. A decrease in interest rates would have the opposite effect.

Management believes that the assumptions used to evaluate interest rate sensitivity approximate actual experience and considers this method a reasonable tool; however, the interest rate sensitivity of the Company's assets and liabilities and the estimated effects of changes in interest rates on net interest income could vary substantially if different assumptions were used or actual experience differs from the historical experiences on which these assumptions were based.

Independent Accountants' Report

Board of Directors and Stockholders
Great American Bancorp, Inc.
Champaign, Illinois

We have audited the accompanying consolidated balance sheets of Great American Bancorp, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great American Bancorp, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

BKD, LLP

Decatur, Illinois
February 10, 2003

GREAT AMERICAN BANCORP, INC. AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2002 and 2001
(in thousands, except share data)

	2002	2001
Assets		
Cash and due from banks	$ 4,990	$ 4,832
Interest-bearing demand deposits	27,344	6,334
Cash and cash equivalents	32,334	11,166
Held-to-maturity securities (fair value of $1,329 and $2,090 at December 31, 2002 and 2001, respectively)	1,262	2,056
Mortgage loans held for sale	1,658	2,343
Loans, net of allowance for loan losses of $1,188 and $1,040 at December 31, 2002 and 2001, respectively	122,336	143,063
Premises and equipment	6,146	6,362
Federal Home Loan Bank stock	1,227	1,166
Interest receivable	683	789
Cash value of life insurance	268	251
Insurance premiums receivable	225	204
Deferred income taxes	46	81
Mortgage servicing rights	192	51
Other	873	813
Total assets	$ 167,250	$ 168,345
Liabilities and Stockholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing deposits	$ 12,399	$ 11,890
Interest-bearing deposits		
Savings, NOW and money market	57,343	46,300
Time	61,549	69,350
Total deposits	131,291	127,540
Federal Home Loan Bank advances	15,000	20,500
Deferred compensation - directors	645	648
Advances from borrowers for taxes and insurance	265	319
Accrued postretirement benefit obligation	255	211
Accrued real estate taxes	138	136
Premiums due insurance companies	201	101
Dividend payable	90	95
Income taxes payable	55	23
Interest payable	62	91
Other	310	122
Total liabilities	148,312	149,786

Commitments and Contingent Liabilities

See Notes to Consolidated Financial Statements.

	2002	2001
Stockholders' Equity		
Preferred stock, $0.01 par value		
Authorized and unissued - 1,000,000 shares	$ --	$ --
Common stock, $0.01 par value		
Authorized - 7,000,000 shares		
Issued - 2,052,750 shares		
Outstanding: 2002 - 818,490 shares, 2001 - 867,167 shares	21	21
Additional paid-in capital	20,166	20,165
Retained earnings	19,374	17,838
	39,561	38,024
Treasury stock, at cost		
Common: 2002 – 1,234,260 shares, 2001 - 1,185,583 shares	(20,557)	(19,393)
Unearned incentive plan shares: 2002 – 4,589, 2001 - 5,010 shares	(66)	(72)
Total stockholders' equity	18,938	18,559
Total liabilities and stockholders' equity	$ 167,250	$ 168,345

See Notes to Consolidated Financial Statements.

GREAT AMERICAN BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Income
Years Ended December 31, 2002 and 2001
(in thousands, except share data)

	2002	2001
Interest Income		
Loans	$ 10,215	$ 11,138
Available-for-sale securities	--	120
Held-to-maturity securities	108	163
Deposits with banks and other	280	286
Total interest income	10,603	11,707
Interest Expense		
Deposits	3,403	4,895
Federal Home Loan Bank advances	811	929
Other	30	34
Total interest expense	4,244	5,858
Net Interest Income	6,359	5,849
Provision for Loan Losses	170	162
Net Interest Income After Provision for Loan Losses	6,189	5,687
Noninterest Income		
Insurance sales commissions	1,428	1,111
Brokerage commissions	99	122
Customer service fees	598	573
Other service charges and fees	212	164
Net gains on loan sales	647	127
Loan servicing fees	(13)	13
Other	8	12
Total noninterest income	2,979	2,122

See Notes to Consolidated Financial Statements.

	2002	2001
Noninterest Expense		
Salaries and employee benefits	$ 3,448	$ 3,248
Net occupancy expense	570	588
Equipment expense	511	603
Data processing fees	72	76
Deposit insurance premium	22	23
Printing and office supplies	283	299
Legal and professional fees	244	212
Directors and committee fees	119	100
Insurance expense	65	55
Marketing and advertising expense	224	188
Other	517	403
Total noninterest expenses	6,075	5,795
Income Before Income Taxes	3,093	2,014
Provision for Income Taxes	1,189	813
Net Income	$ 1,904	$ 1,201
Other Comprehensive Income		
Unrealized depreciation on available-for-sale securities, net of income tax credit of $4 for 2001	--	(5)
Comprehensive Income	$ 1,904	$ 1,196
Basic Earnings per Share	$ 2.28	$ 1.29
Diluted Earnings per Share	$ 2.09	$ 1.25

See Notes to Consolidated Financial Statements.

GREAT AMERICAN BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2002 and 2001
(in thousands, except share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Unallocated Employee Stock Ownership Plan Shares	Unearned Incentive Plan Shares	Total
Balance, January 1, 2001	$ 21	$ 20,036	$ 17,043	$ 5	$ (16,570)	$ (197)	$ (106)	$ 20,232
Net income	--	--	1,201	--	--	--	--	1,201
Dividends on common stock, $0.44 per share	--	--	(406)	--	--	--	--	(406)
Purchase of treasury stock (171,333 shares)	--	--	--	--	(2,823)	--	--	(2,823)
Change in unrealized depreciation on available-for-sale securities net of income tax credit of $4	--	--	--	(5)	--	--	--	(5)
Employee stock ownership plan shares allocated (19,748 shares)	--	128	--	--	--	197	--	325
Incentive plan shares earned (2,367 shares)	--	1	--	--	--	--	34	35
Balance, December 31, 2001	$ 21	$ 20,165	$ 17,838	$ --	$ (19,393)	$ --	$ (72)	$ 18,559
Net income	--	--	1,904	--	--	--	--	1,904
Dividends on common stock, $0.44 per share	--	--	(368)	--	--	--	--	(368)
Purchase of treasury stock (51,677 shares)	--	--	--	--	(1,206)	--	--	(1,206)
Stock options exercised, (3,000 shares)	--	--	--	--	42	--	--	42
Incentive plan shares earned (421 shares)	--	1	--	--	--	--	6	7
Balance, December 31, 2002	**$ 21**	**$ 20,166**	**$ 19,374**	**$ --**	**$ (20,557)**	**$ --**	**$ (66)**	**$ 18,938**

See Notes to Consolidated Financial Statements.

GREAT AMERICAN BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended December 31, 2002 and 2001
(in thousands)

	2002	2001
Operating Activities		
Net income	$ 1,904	$ 1,201
Items not requiring (providing) cash		
Depreciation expense	484	592
Provision for loan losses	170	162
Amortization of premiums and discounts on securities	4	--
Amortization of loan-servicing rights	67	5
Amortization of deferred loan fees	(39)	(34)
Deferred income taxes	35	48
Federal Home Loan Bank stock dividends	(61)	(65)
Employees stock ownership plan compensation expense	--	325
Incentive plan expense	7	35
Net gains on loan sales	(647)	(127)
Loans originated for sale	(26,665)	(7,692)
Proceeds from loan sales	27,789	5,476
Net gain on sales of premises and equipment	(2)	--
Changes in		
Interest receivable	106	80
Income taxes receivable	--	116
Prepaid expenses and other assets	(98)	(29)
Interest payable	(29)	11
Other liabilities	331	(10)
Income taxes payable	32	23
Net cash provided by operating activities	3,388	117
Investing Activities		
Proceeds from maturities of available-for-sale securities	--	3,000
Proceeds from maturities of held-to-maturity securities	--	425
Proceeds from paydowns of mortgage backed securities	790	672
Net (originations) collections of loans	20,596	(10,460)
Purchase of premises and equipment	(270)	(152)
Proceeds from sales of premises and equipment	4	--
Purchase of Federal Home Loan Bank stock	--	(211)
Net cash provided by (used in) investing activities	21,120	(6,726)
Financing Activities		
Net increase in demand deposits, money market, NOW and savings accounts	11,552	5,853
Net decrease in certificates of deposit	(7,801)	(1,998)
Proceeds from Federal Home Loan Bank advances	2,000	13,500
Repayment of Federal Home Loan Bank advances	(7,500)	(7,000)
Proceeds from stock options exercised	42	--
Purchase of treasury stock	(1,206)	(2,823)
Dividends paid	(373)	(421)
Net increase (decrease) in advances from borrowers for taxes and insurance	(54)	21
Net cash provided by (used in) financing activities	(3,340)	7,132
Increase in Cash and Cash Equivalents	21,168	523
Cash and Cash Equivalents, Beginning of Year	11,166	10,643
Cash and Cash Equivalents, End of Year	$ 32,334	$ 11,166
Supplemental Cash Flows Information		
Interest paid	$ 4,273	$ 5,847
Income taxes paid (net of refunds)	1,122	626

See Notes to Consolidated Financial Statements.

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Great American Bancorp, Inc. ("Company") is a savings and loan holding company whose principal activity is the ownership and management of First Federal Savings Bank of Champaign-Urbana ("Bank"). The Bank operates under a federal savings charter and provides full banking and mortgage services to individual and corporate customers in Champaign County, Illinois and surrounding counties. The Company and Bank are subject to competition from other financial institutions. The Company and Bank are subject to the regulation of certain federal agencies and undergo periodic examinations by those regulatory authorities.

The Bank's subsidiary, Park Avenue Service Corporation ("PASC"), offers insurance and brokerage services to customers located primarily in Champaign County, Illinois and surrounding counties. GTPS Insurance Agency, a division of PASC, sells a variety of insurance products to both individuals and businesses, including life, health, auto, property and casualty insurance. PASC also provides full service brokerage activities through a third-party broker-dealer and engages in the sale of tax deferred annuities. The revenue generated by PASC is dependent upon maintaining relationships with the current insurance and brokerage providers.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiary, PASC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, mortgage servicing rights, and postretirement benefit obligation. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties. Management estimates mortgage servicing rights taking into consideration changes in interest rates, current prepayment rates and expected future cash flows. Management obtains an actuarial calculation to estimate the postretirement benefit obligation.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2002 and 2001, cash equivalents consisted of interest-bearing demand deposits held primarily at the Federal Home Loan Bank and in a money market fund.

Securities

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

Interest and dividends on investments in debt and equity securities are included in income when earned.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is stated at cost and is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Mortgage-Servicing Rights

Mortgage-servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage-servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage-servicing rights for a stratum exceed their fair value.

Fee Income

Loan origination fees, net of direct origination costs, are recognized as income using the level-yield method over the term of the loans. Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors.

Treasury Stock

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Incentive Plan

The Company accounts for its stock award program, or incentive plan, in accordance with Accounting Principles Board Opinion ("APB") No. 25. The purchase price of unearned shares owned by the incentive plan is reflected as a reduction of stockholders' equity. Compensation expense is based on the market price of the Company's stock on the date the shares are granted and is recorded over the vesting period. The difference between the aggregate purchase price and the fair value on the date granted of the shares earned is recorded as an adjustment to paid-in capital.

Stock Options

The Company has a stock-based employee compensation plan, which is described more fully in Note 12. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	Year Ended December 31	
	2002	2001
Net income as reported	**$ 1,904**	$ 1,201
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	**(7)**	(38)
Pro forma net income	**$ 1,897**	$ 1,163
Earnings per share:		
Basic - as reported	**$ 2.28**	$ 1.29
Basic - pro forma	**$ 2.27**	$ 1.25
Diluted - as reported	**$ 2.09**	$ 1.25
Diluted - pro forma	**$ 2.08**	$ 1.21

Postretirement Benefits

The Company is recognizing the transition obligation using the straight-line method over the plan participants' remaining average future service period.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiary.

Earnings Per Share

Basic earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Employee stock ownership plan ("ESOP") shares are considered outstanding for earnings per share calculations as they are committed to be released; uncommitted shares are not considered outstanding.

Reclassifications

Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 financial statement presentation. These reclassifications had no effect on net income.

Note 2: Restriction on Cash and Due from Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2002 was $1,050,000.

Note 3: Investments

Held-to-Maturity Securities

The amortized cost and approximate fair values of securities classified as held-to-maturity are as follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Approximate Fair Value
Mortgage-backed securities	$ 1,262	$ 67	$ --	$ 1,329

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Approximate Fair Value
Mortgage-backed securities	$ 2,056	$ 34	$ --	$ 2,090

The Company did not hold any securities of a single issuer, payable from and secured by the same source of revenue or taxing authority, the book value of which exceeded 10% of stockholders' equity at December 31, 2002.

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31, 2002 and 2001, include:

	2002	2001
First mortgage loans (principally conventional)		
Principal balances		
Secured by one-to-four-family residences	$ 60,692	$ 81,725
Secured by other properties	36,341	36,366
Construction loans	2,077	3,907
	99,110	121,998
Less		
Net deferred loan origination fees	(48)	(68)
Total first mortgage loans	99,062	121,930
Commercial and consumer loans		
Principal balances		
Commercial	10,063	9,553
Consumer	14,399	12,620
Total commercial and consumer loans	24,462	22,173
Total loans	123,524	144,103
Less allowance for loan losses	(1,188)	(1,040)
Net loans	$ 122,336	$ 143,063

Activity in the allowance for loan losses was as follows:

		2002		2001
Balance, beginning of year	$	1,040	$	889
Provision charged to expense		170		162
Losses charged off, net of recoveries of $12 for 2002 and $8 for 2001		(22)		(11)
Balance, end of year	$	1,188	$	1,040

Impaired loans totaled $24,000 and $47,000 at December 31, 2002 and 2001, respectively. An allowance for loan losses of $24,000 and $9,000 relates to impaired loans of $24,000 and $17,000, at December 31, 2002 and 2001, respectively. At December 31, 2001, impaired loans of $30,000 had no related allowance for loan losses.

Interest of $3,000 and $7,000 was recognized on average impaired loans of $38,000 and $175,000, for 2002 and 2001, respectively. Interest of $3,000 and $7,000 was recognized on impaired loans on a cash basis during 2002 and 2001, respectively.

At December 31, 2002 and 2001, accruing loans delinquent 90 days or more totaled $178,000 and $387,000, respectively. Non-accruing loans at December 31, 2002 totaled $6,000. There were no non-accruing loans at December 31, 2001.

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

		2002		2001
Land	$	1,545	$	1,545
Buildings and improvements		5,319		5,252
Leasehold improvements		870		867
Equipment		3,004		2,825
		10,738		10,489
Less accumulated depreciation		(4,592)		(4,127)
Net premises and equipment	$	6,146	$	6,362

Note 6: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $30,683,000 and $9,146,000 at December 31, 2002 and December 31, 2001, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $340,000 and $33,000 at December 31, 2002 and 2001, respectively.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2002 and 2001 totaled $192,000 and $51,000, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

Information on mortgage servicing rights is presented below:

	2002	2001
Mortgage Servicing Rights		
Balance, beginning of year	$ 51	$ 5
Servicing rights capitalized	208	51
Amortization of servicing rights	(67)	(5)
	192	51
Valuation allowance	--	--
Balance, end of year	$ 192	$ 51

Note 7: Deposits

Deposits in denominations of $100,000 or more were $24,814,000 on December 31, 2002 and $20,364,000 on December 31, 2001.

At December 31, 2002, the scheduled maturities of time deposits are as follows:

2003	$ 42,524
2004	10,924
2005	4,499
2006	2,032
2007	400
Thereafter	1,170
	$ 61,549

Note 8: Federal Home Loan Bank Advances

Federal Home Loan Bank advances at December 31, 2002 and 2001 were as follows:

	2002	2001
Federal Home Loan Bank advances, variable and fixed rates, (3.06% to 4.55% at December 31, 2002) due at various dates through September 2011	$ 15,000	$ 20,500

Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2002, are:

2003	$	2,000
2008		5,000
Thereafter		8,000
	$	15,000

Federal Home Loan Bank advances are secured by mortgage loans totaling $61,872,000 at December 31, 2002. Advances are subject to restrictions or penalties in the event of prepayment. The Company has a $5,000,000 advance maturing in 2008 and an additional $5,000,000 advance maturing in 2011 that are callable on a quarterly basis. The rate on the $5,000,000 advance maturing in 2008 is 4.30% and the rate on the $5,000,000 advance maturing in 2011 is 4.55%. A $3,000,000 advance maturing in 2011 is also callable on a one-time basis in September 2004 and has a rate of 3.80%.

Note 9: Income Taxes

The provision for income taxes includes these components:

		2002		2001
Taxes currently payable				
Federal	$	947	$	630
State		207		135
Deferred income taxes				
Federal		28		39
State		7		9
Income tax expense	$	1,189	$	813

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

		2002		2001
Computed at the statutory rate (34%)	$	1,052	$	685
Increase (decrease) resulting from				
State income taxes		141		95
Allocating ESOP shares		--		31
Other		(4)		2
Actual tax expense	$	1,189	$	813

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2002	2001
Deferred tax assets		
Allowance for loan losses	$ 449	$ 381
Deferred compensation	250	251
Postretirement benefit obligation	99	82
Deferred loan fees	11	17
	809	731
Deferred tax liabilities		
Federal Home Loan Bank stock	(94)	(69)
Depreciation	(557)	(538)
Mortgage servicing rights	(74)	(20)
Other	(38)	(23)
	(763)	(650)
Net deferred tax asset	$ 46	$ 81

Retained earnings at December 31, 2002 and 2001 include approximately $4,300,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The deferred income tax liability on the preceding amount that would have been recorded if they were expected to reverse into taxable income in the foreseeable future was approximately $1,669,000 at December 31, 2002 and 2001.

Note 10: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
Total Capital (to Risk-Weighted Assets)	$ 12,292	13.0%	$ 7,550	8.0%	$ 9,438	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	11,121	11.8	3,775	4.0	5,663	6.0
Tier 1 Capital (to Average Assets)	11,121	7.0	6,401	4.0	8,001	5.0
Tangible Capital (to Adjusted Total Assets)	11,121	7.0	2,400	1.5		N/A
As of December 31, 2001						
Total Capital (to Risk-Weighted Assets)	$ 10,825	10.9%	$ 7,934	8.0%	$ 9,918	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	9,790	9.9	3,967	4.0	5,951	6.0
Tier 1 Capital (to Average Assets)	9,790	6.1	6,404	4.0	8,006	5.0
Tangible Capital (to Adjusted Total Assets)	9,790	6.1	2,401	1.5		N/A

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2002, there was $619,000 in retained earnings available for dividend declaration without prior regulatory approval.

Note 11: Related Party Transactions

At December 31, 2002 and 2001, the Company had loans outstanding to executive officers, directors and their affiliates (related parties) in the amount of $1,413,000 and $1,297,000, respectively.

The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, January 1, 2002	$	1,297
Change in composition of related parties		59
New loans, including renewals		662
Payments, etc.		(605)
Balances, December 31, 2002	$	1,413

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Deposits from related parties held by the Company at December 31, 2002 and 2001 totaled $711,000 and $513,000, respectively.

Note 12: Employee Benefit Plans

Prior to July 1, 2002, the Company had an employee stock ownership plan ("ESOP") covering substantially all of its employees. The ESOP borrowed $1,642,000 from the Company and used those funds to acquire 164,220 shares of the Company's common stock at $10 per share. The ESOP covered employees who completed at least twelve consecutive months of service for the Bank during which the employee performed at least 1,000 hours of service. A participant was 100 percent vested after seven years of credited service.

The ESOP shares were held in trust and allocated to ESOP participants based on the interest and principal payments made by the ESOP on the loan from the Company. The loan, which was repaid during 2001, was secured by shares purchased with the loan proceeds and was repaid by the ESOP with funds from the Company's discretionary contributions to the ESOP and earnings on ESOP assets. Dividends on unallocated ESOP shares were applied to reduce the loan. Principal payments occurred in even annual amounts over a seven year period.

During the year ended December 31, 2002, there were no shares committed to be released into the ESOP. During the year ended December 31, 2001, 19,748 shares of stock with an average fair value of $16.46 were committed to be released, resulting in ESOP compensation expense of $325,000.

The following table reflects the shares held by the plan as of and for the years ended December 31, 2002 and 2001:

	2002	2001
Shares earned by participants	--	164,220
Shares distributed to participants	(8,821)	(24,752)
Shares transferred to new plan	(130,647)	--
Total ESOP shares	--	139,468

Effective July 1, 2002, the Board of Directors restated the plan to include a cash or deferred arrangement. The new Employee Savings and Stock Ownership Plan ("KSOP") covers substantially all Company employees. The plan contains 401(k) features that qualify the plan under Section 401(a) of the Internal Revenue Code and allows employees to contribute up to 15% of their salary on a pretax basis. The Company then makes a matching contribution of 100% on the first 3% of an employee's contribution and 50% on the next 2% of an employee's contribution. The Company will also contribute an amount equal to 3% of each eligible participant's salary, even if an employee elects not to defer any of their own salary into the plan ("safe harbor contribution"). The Company can also elect to contribute discretionary amounts at any time. Each participant may direct the investment of their own contributions to a variety of mutual funds offered and maintained by the trustee of the plan, including a stock fund of the Company (the "employer stock fund"). The Company matching contributions, safe harbor contributions, and any discretionary contributions are invested in the employer stock fund.

At December 31, 2002, 139,023 shares of the Company's stock were owned by the plan. The cost of the plan is borne by the Company through contributions to the KSOP trust in amounts determined by the Board of Directors. The Company's expense for the plan was $207,000 for 2002.

The Company also has a stock-based compensation program which provides for the granting of stock of the Company as stock awards and options to purchase stock of the Company (the "Incentive Plan").

The Incentive Plan covers key employees and directors and is authorized to acquire and grant as stock awards 82,110 shares of the Company's common stock or 4 percent of the shares issued in the Company's initial public offering. The 82,110 shares were acquired in 1997 by funds contributed by the Company. Participants in the Incentive Plan vest at a rate of 20 percent per year commencing one year after the date such shares are granted. In the event of a change in control or death or disability, all unvested stock awards would vest immediately.

The following is a summary of the status of the stock awards and changes in the stock awards as of and for the years ended December 31, 2002 and 2001:

	2002	2001
Stock Awards:	Shares	Shares
Outstanding, beginning of year	2,289	15,139
Granted	--	1,200
Distributed	(1,329)	(14,050)
Outstanding, end of year	960	2,289
Shares available for future stock awards	3,829	3,829
Total stock awards	4,789	6,118

During the year ended December 31, 2002, 421 shares representing stock awards were earned by participants and resulted in compensation expense of $7,000. For the year ended December 31, 2001, 2,367 shares were earned and resulted in compensation expense of $35,000.

Note 13: Stock Option Plan

Under the Company's incentive stock option plan, which is accounted for in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations, the Company grants directors, selected executives and other key employees stock option awards which vest at a rate of 20 percent per year commencing one year after the date the shares are granted. The plan provides that in the event of a change in control or death or disability, all unvested options will be immediately exercisable. During 1996, the Company authorized the grant of options for up to 205,275 shares of the Company's common stock or 10 percent of the shares issued in the Company's initial public offering. The exercise price of each option, which has a 10-year life, was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended December 31, 2002 and 2001:

	2002		2001	
Options:	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	182,901	$ 14.25	180,101	$ 14.22
Granted	--	--	2,800	15.94
Exercised	(3,000)	14.00	--	--
Forfeited	(3,000)	14.00	--	--
Outstanding, end of year	176,901	$ 14.26	182,901	$ 14.25
Options exercisable at year end	174,661		176,745	
Weighted-average fair value of options granted during the year		$ --		$ 3.46

As of December 31, 2002, the 176,901 options outstanding have exercise prices ranging from $14.00 to $16.38 and a weighted-average remaining contractual life of 3.5 years.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its stock options under that Statement (see Note 1). For options granted in 2001, the fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

	2001
Risk-free interest rates	4.32%
Dividend yields	2.76%
Volatility factors of expected market price of common stock	18.00%
Weighted-average expected life of the options (years)	10.00

Note 14: Postretirement Plan

The Company sponsors a defined-benefit postretirement plan that covers both salaried and nonsalaried employees. The following table sets forth the plan's funded status, and amounts recognized in the consolidated financial statements as of December 31, 2002 and 2001:

	2002	2001
Change in benefit obligation		
Benefit obligation at beginning of year	$ 308	$ 264
Service cost	24	22
Interest cost	22	19
Actuarial gain	1	12
Benefits paid	(10)	(9)
Benefit obligation at end of year	345	308
Change in plan assets		
Fair value of plan assets at end of year	--	--
Funded status	(345)	(308)
Unrecognized net actuarial gain	(9)	(10)
Unrecognized transition liability	99	107
Accrued benefit cost	$ (255)	$ (211)
Components of net periodic benefit cost		
Service cost	24	22
Interest cost	22	19
Amortization of prior service cost	8	8
Net periodic benefit cost	$ 54	$ 49

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9 percent, gradually declining to 5 percent in the year 2006.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25 percent in 2002 and 2001.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point	
	Increase	Decrease
Effect on total service components	$ 13	$ (10)
Effect on postretirement benefit obligation	77	(59)

Note 15: Deferred Compensation

The Company has a deferred compensation plan for its directors whereby each director may elect to defer his annual fees. For the years ended December 31, 2002 and 2001, fees deferred totaled $44,000 and $42,000, interest expense related to this plan was $30,000 and $34,000, and payments to directors totaled $76,000 in 2002 and $80,000 in 2001.

Note 16: Leases

The Company leases one branch office and another office previously operated as a branch office under operating leases. The branch office is rented on a twenty-five year lease with three five-year options with escalating rental payments.

The previous branch office is currently on a thirty-month lease which is renewable for two additional thirty-month terms at the lessee's option. This office is being subleased to an unrelated party. In addition, the lessee is required to pay the property taxes, normal maintenance and insurance on the property.

The total minimum lease commitment at December 31, 2002 under these leases is $889,000 which is due as follows:

	Lease Payments	Rent from Sublease	Net Lease Payment
Years ending December 31			
2003	$ 58	$ 30	$ 28
2004	58	30	28
2005	58	30	28
2006	58	30	28
2007	58	30	28
During the remaining lease term	599	79	520
Total	$ 889	$ 229	$ 660

Total rent expense was $58,000 for both of the years ended December 31, 2002 and 2001.

Note 17: Business Industry Segments

The Company's primary business involves the typical banking services of generating loans and receiving deposits. Through PASC, the Company also provides insurance and brokerage services to customers. The following schedule is a summary of selected data for the Company's various business segments:

	Banking Services	Insurance/ Brokerage Services	Company	Eliminations	Total
2002					
Total interest income	$ 10,603	$ --	$ 10,603	$ --	$ 10,603
Total noninterest income	1,530	1,529	3,059	(80)	2,979
Total interest expense	4,244	--	4,244	--	4,244
Total noninterest expense	4,923	1,232	6,155	(80)	6,075
Income before income tax	2,796	297	3,093	--	3,093
Income tax expense	1,078	111	1,189	--	1,189
Net income	1,718	186	1,904	--	1,904
Total assets	167,591	1,272	168,863	(1,613)	167,250
2001					
Total interest income	$ 11,707	$ --	$ 11,707	$ --	$ 11,707
Total noninterest income	923	1,239	2,162	(40)	2,122
Total interest expense	5,858	--	5,858	--	5,858
Total noninterest expense	4,897	938	5,835	(40)	5,795
Income before income tax	1,713	301	2,014	--	2,014
Income tax expense	690	123	813	--	813
Net income	1,023	178	1,201	--	1,201
Total assets	168,516	968	169,484	(1,139)	168,345

Note 18: Earnings Per Share

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2002		
	Income	Weighted Average Shares	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 1,904	836,872	$ 2.28
Effect of dilutive securities			
Stock options		69,220	
Unearned incentive plan shares		5,390	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 1,904	911,482	$ 2.09

	Year Ended December 31, 2001		
	Income	Weighted Average Shares	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 1,201	929,350	$ 1.29
Effect of dilutive securities			
Stock options		24,477	
Unearned incentive plan shares		6,106	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 1,201	959,933	$ 1.25

Note 19: Fair Values of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 32,334	$ 32,334	$ 11,166	$ 11,166
Held-to-maturity securities	1,262	1,329	2,056	2,090
Mortgage loans held for sale	1,658	1,658	2,343	2,346
Loans, net of allowance for loan losses	122,336	129,720	143,063	144,665
Federal Home Loan Bank stock	1,227	1,227	1,166	1,166
Interest receivable	683	683	789	789
Cash value of life insurance	268	268	251	251
Financial liabilities				
Deposits	131,291	132,006	127,540	127,157
Federal Home Loan Bank advances	15,000	16,647	20,500	21,682
Advances from borrowers for taxes and insurance	265	265	319	319
Interest payable	62	62	91	91
Unrecognized financial instruments (net of contract amount)				
Commitments to originate loans	--	--	--	--
Letters of credit	--	--	--	--
Lines of credit	--	--	--	--

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents and Federal Home Loan Bank Stock -- The carrying amount approximates fair value.

Securities -- Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Mortgage Loans Held for Sale -- For homogeneous categories of loans, such as mortgage loans held for sale, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

Loans -- The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

Cash Value of Life Insurance -- Fair values are based on estimated net realizable value.

Deposits -- Deposits include demand deposits, savings accounts, NOW accounts, and certain money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank Advances -- The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

Advances from Borrowers for Taxes and Insurance -- The fair value of advances from borrowers for taxes and insurance approximates carrying value.

Commitments to Originate Loans, Letters of Credit and Lines of Credit -- The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

Note 20: Significant Estimates and Concentrations

Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses and mortgage servicing rights are reflected in the footnotes regarding loans and mortgage servicing rights. Assumptions used in the postretirement benefit obligation estimate are reflected in the footnote regarding the postretirement plan. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

Note 21: Commitments and Credit Risk

The Company generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Champaign County, Illinois and surrounding counties. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions in the real estate industry in Champaign County.

Commitments to Originate Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2002 and 2001, the Bank had outstanding commitments to originate loans aggregating approximately $1,195,000 and $1,325,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $538,000 and $850,000 at December 31, 2002 and 2001, respectively, with the remainder at floating market rates.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to $538,000 and $1,182,000, and mortgage loans held for sale amounted to $1,658,000 and $2,343,000 at December 31, 2002 and 2001, respectively.

Letters of Credit

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank had total outstanding letters of credit amounting to $68,000 and $214,000, at December 31, 2002 and 2001, respectively, all with terms approximating one year.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2002, the Bank had granted unused lines of credit to borrowers aggregating approximately $1,729,000 for mortgage lines, $3,733,000 for commercial lines, and $4,667,000 for open-end consumers lines, respectively. At December 31, 2001, unused lines of credit to borrowers aggregated approximately $1,530,000 for mortgage lines, $2,640,000 for commercial lines and $2,452,000 for open-end consumer lines.

The Company and subsidiary are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

The Company has a concentration of funds on deposit with the Federal Home Loan Bank totaling $22,318,000 and $5,798,000 at December 31, 2002 and 2001.

GREAT AMERICAN BANCORP, INC.
SHAREHOLDER INFORMATION

Stock Listing and Price Information

The Company's common stock trades on the Nasdaq SmallCap Market under the symbol "GTPS". At December 31, 2002, 818,490 shares of the Company's common stock were held of record by 315 persons or entities, not including the number of persons or entities holding stock in nominee or street name through various brokers or banks.

The following schedule shows the high and low bid prices for each of the quarters in the years ended December 31, 2002 and 2001:

Quarter Ended:	High	Low
March 31, 2001	$ 16.38	$ 12.63
June 30, 2001	16.12	14.12
September 30, 2001	17.76	15.37
December 31, 2001	23.37	17.25
March 31, 2002	21.70	19.00
June 30, 2002	23.59	20.25
September 30, 2002	26.00	22.30
December 31, 2002	32.82	23.89

At December 31, 2002 the closing price of a common share was $28.30. This information was provided by The NASDAQ Stock Market. Such prices do not necessarily reflect retail markups, markdowns, or commissions. During the years ended December 31, 2002 and 2001, the Company declared dividends as follows:

Date Declared	Record Date	Payable Date	Amount
February 12, 2001	March 15, 2001	April 2, 2001	$ .11
May 14, 2001	June 15, 2001	July 2, 2001	.11
August 13, 2001	September 15, 2001	October 1, 2001	.11
November 19, 2001	December 14, 2001	January 2, 2002	.11
February 11, 2002	March 15, 2002	April 1, 2002	.11
May 13, 2002	June 14, 2002	July 1, 2002	.11
August 12, 2002	September 13, 2002	October 1, 2002	.11
November 18, 2002	December 13, 2002	January 2, 2003	.11
			$ .88

Investor Information

Stockholders, investors and analysts interested in additional information may contact:

Jane F. Adams
Chief Financial Officer
Great American Bancorp, Inc.
1311 S. Neil Street
Champaign, IL 61820

Annual Report on Form 10-KSB

A copy of the annual report on Form 10-KSB for the fiscal year ended December 31, 2002, which has been filed with the Securities and Exchange Commission is available to stockholders (excluding exhibits) at no charge, upon written request to the above address.

Corporate Counsel

Muldoon Murphy and Faucette LLP
5101 Wisconsin Avenue N.W.
Washington, D C 20016

Independent Accountants

BKD, LLP
225 N. Water, Suite 400
Decatur, IL 62525

Annual Meeting of Stockholders

The Annual Meeting of Stockholders of Great American Bancorp, Inc. will be held at 9:30 a.m. April 22, 2003 at:

First Federal Savings Bank of Champaign-Urbana
1311 S. Neil Street
Champaign IL 61820

Shareholders are welcome to attend.

Stock Transfer Agent and Registrar

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the transfer agent and registrar:

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, CO 80401
(303) 262-0600

GREAT AMERICAN BANCORP, INC.
DIRECTORS AND EXECUTIVE OFFICERS

Great American Bancorp, Inc. Directors and Executive Officers

Ronald E. Guenther, Chairman of the Board of the Company
Athletic Director, University of Illinois

Clinton C. Atkins, Director
Chairman of Hobbico Inc., a hobby retailer and supplier, and owner of The Atkins Group, North Point Development, all real estate concerns.

Ronald Kiddoo, Director
Chairman of the Board and Chief Investment Officer, Cozad Asset Management, Inc., an investment advisory concern.

George R. Rouse, Director
President and Chief Executive Officer of the Company

Jack B. Troxell, Director
Owner and President of C-U Liquor LTD, retail beverage stores.

Jane F. Adams
Chief Financial Officer, Secretary and Treasurer of the Company

First Federal Savings Bank Directors and Executive Officers

Jack B. Troxell, Director and Chairman of the Board of the Bank*
Owner and President of C-U Liquor LTD, retail beverage stores.

Craig Bazzani, Director
Vice President - Foundation Advancement, University of Illinois

Dr. Kenneth DePersio, Director
Orthopedic Surgeon

Ronald E. Guenther, Director*
Athletic Director, University of Illinois

John Z. Hecker, Director
Partner, Stipes Publishing, LLC, book publishing.

Ronald Kiddoo, Director*
Chairman of the Board and Chief Investment Officer, Cozad Asset Management, Inc., an investment advisory concern.

First Federal Savings Bank Directors and Executive Officers, Continued

Michael J. Martin, Director*
General Manager, The Atkins Group, real estate development.

George R. Rouse, Director*
President and Chief Executive Officer of the Bank

Jane F. Adams
Senior Vice President - Finance, Secretary-Treasurer of the Bank

Mark D. Piper
Senior Vice President - Operations of the Bank

Melinda K. Waller
Senior Vice President - Deposit Acquisitions of the Bank

Paul D. Wilson
Senior Vice President - Lending of the Bank

* Also Director of Park Avenue Service Corporation.

Park Avenue Service Corporation Officers

George R. Rouse
President

Jane F. Adams
Secretary and Treasurer

Larry Grill
Investment Representative
UMB Scout Brokerage Services, Inc.
Member NASD/SIPC

Michael Tennant
President, GTPS Insurance Agency

Gerald Cox
Senior Vice President, GTPS Insurance Agency